Exhibit 99.2

Operating and Financial Review and Prospects

You should read the following discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding.

Unless the context requires otherwise, references in this report to “Can-fite,” the “Company,” “we,” “us” and “our” refer to Can-fite BioPharma Ltd, an Israeli company and our consolidated subsidiaries. “NIS” means New Israeli Shekel, and “$,” “US$,”“U.S. dollars” and “USD” mean United States dollars.

Overview

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune inflammatory indications, oncology and liver diseases as well as sexual dysfunction. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

Our strategy is to build a fully integrated biotechnology company that discovers, in-licenses and develops an innovative and effective small molecule drug portfolio of ligands that bind to a specific therapeutic target for the treatment of autoimmune-inflammatory, oncological, ophthalmic diseases and more. We continue to develop and test our existing pipeline, while also testing other indications for our existing drug candidates and examining, from time to time, the potential of other small molecules that may fit our platform technology of utilizing small molecules to target the A3AR. We generally focus on drugs with global market potential and we seek to create global partnerships to effectively assist us in developing our portfolio and to market our products.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following:

●	Piclidenoson (i) for the treatment of rheumatoid arthritis to KD for the Korean market, (ii) for the treatment of psoriasis and rheumatoid arthritis to Cipher for the Canadian market, and (iii) for the treatment of rheumatoid arthritis and psoriasis to Gebro, in Spain, Switzerland and Austria;

●	Namodenoson for the treatment of liver cancer in South Korea to CKD; and

●	Piclidenoson for the treatment of rheumatoid arthritis and psoriasis and Namodenoson for the treatment of advanced liver cancer and NAFLD/NASH in China (including Hong Kong, Macao and Taiwan).

Our product candidates, CF101, CF102 and CF602 are being developed to treat cancer, inflammatory disease and sexual dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including rheumatoid arthritis and psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the U.S. and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced hepatocellular carcinoma who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, following our study which revealed compelling pre-clinical data on Namodenoson in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of sexual dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus.

We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of rheumatoid arthritis, (ii) preparing to commence a Phase III trial for Piclidenoson in the treatment of psoriasis, (iii) conducting a Phase II study with respect to the development of Namodenoson for the treatment of HCC and completed enrollment of 78 patients in the third quarter of 2017 with results expected in the second half of 2018, (iv) conducting a Phase II trial of Namodenoson in the treatment of NASH with completion of patient enrollment expected toward the end of 2018 and data release expected in the first half of 2019, and (v) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of sexual dysfunction and have therefore postponed a planned Investigational New Drug (IND) submission for this indication.

Since inception, we have incurred significant losses in connection with our research and development. At December 31, 2017, we had an accumulated deficit of approximately $93.7 million. Although we have recognized revenues in connection with our existing out-licensing agreements with KD, Cipher, CKD and Gebro and our historic out-licensing agreement with SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD and Gebro and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2017, we had approximately $3.5 million of cash and cash equivalents.

Revenues

Our revenues to date have been generated primarily from payments under our existing out-licensing agreements with KD, Cipher, CKD and Gebro and our historic out-licensing agreement with SKK.

Under the Kwang Dong Agreement, we are entitled to up-front and milestone payments of up to $1.5 million. In accordance with the Kwang Dong Agreement, we received an up-front payment of $0.3 million and a payment of $0.048 million as consideration for KD’s purchase of our ordinary shares in 2009 and a milestone payment of $0.2 million in 2010 and $0.5 million in 2017. Under the terms of the Kwang Dong Agreement, in addition to the payments mentioned above, we are entitled to certain additional payments based on the sale of raw materials, subject to the terms and conditions of the respective agreements. See “Annual Report on Form 20-F for the year ended December 31, 2017 (“Annual Report”), Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

Under the Distribution and Supply Agreement with Cipher we received CDN$1.65 million upon execution of the agreement and are entitled to milestone payments upon receipt of regulatory approval by Health Canada for Piclidenoson and the first delivery of commercial launch quantities as follows (i) CDN$1 million upon the first approved indication for either psoriasis or rheumatoid arthritis, and (ii) CDN $1 million upon the second approved indication for either psoriasis or rheumatoid arthritis. In addition, following regulatory approval, we shall be entitled to a royalty of 16.5% of net sales of Piclidenoson in Canada and reimbursement for the cost of manufacturing Piclidenoson. We are also entitled to a royalty payment for any authorized generic of Piclidenoson that Cipher distributes in Canada. See “Annual Report Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

The Distribution Agreement with CKD provides for up to $3,000,000 in upfront and milestone payments payable as follows: (i) an upfront payment of $500,000 within 30 days of receipt of an invoice from us, which we received in the fourth quarter of 2016 and (ii) within 30 days of the occurrence of each of the following: (1) $500,000 upon receipt by CKD of a positive result from the preliminary review by the Ministry of Food and Drug Safety, or MFDS, on obtaining orphan drug designation for Namodenoson in South Korea, (2) $500,000 upon successful completion of our ongoing Phase II clinical trial for Namodenoson, (3) $1,000,000 upon the granting of marketing authorization of Namodenoson in South Korea by the MFDS, and (4) $500,000 upon registration of Namodenoson on the “reimbursement listing” in South Korea by the National Health Insurance Services in Korea. In addition, we are entitled to a royalty of 23% of net sales of Namodenoson following commercial launch in South Korea which includes the transfer price for delivering finished product to CKD. See “Annual Report Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

In January 2018, we entered into a Distribution and Supply Agreement with Gebro. The Distribution and Supply Agreement with Gebro provides that we are entitled to €1,500,000 upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300,000 upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300,000 upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750,000 and €1,600,000 following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300,000 and up to €4,025,000 upon meeting certain net sales. In addition, following regulatory approval, we shall be entitled to double digit percentage royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. To date, we have received a total of €1,800,000 from Gebro in upfront and milestone payments. See “Annual Report Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

Under the terminated SKK license agreement we received an aggregate of approximately $8.5 million from SKK. See “Annual Report Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”.

Certain payments we have received from SKK and KD have been subject to a 10% and 5% withholding tax in Japan and Korea, respectively, and certain payments we may receive in the future, if at all, may also be subject to the same withholding tax in Korea. Receipt of any milestone payment under our out-licensing agreements depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We expect our revenues for the next several years, if any, to be derived primarily from payments under our current out-license agreements and our public capital raising activities, as well as additional collaborations that we may enter into in the future with respect to our drug candidates.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	Phase III study in rheumatoid arthritis	Commenced enrollment in Q4 2017
	Preparing for a Phase III study in psoriasis	Expect to commence enrollment in 2018

Namodenoson	Phase II in HCC	Topline data expected in H2 2018
	Phase II study in NASH	Expect to complete enrollment at end of 2018

We record certain costs for each development project on a “direct cost” basis, as they are recorded to the project for which such costs are incurred. Such costs include, but are not limited to, CRO expenses, drug production for pre-clinical and clinical studies and other pre-clinical and clinical expenses. However, certain other costs, including but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation, share-based compensation and other overhead costs are recorded on an “indirect cost” basis, i.e., they are shared among all of our projects and are not recorded to the project for which such costs are incurred. We do not allocate direct salaries to projects due to the fact that our project managers are generally involved in several projects at different stages of development, and the related salary expense is not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our support of the research and development process, such as manufacturing, controls, pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, are shared by many different projects and have never been considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs have not been specifically allocated to individual projects.

 Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2015, 2016 and 2017; and on an aggregate basis since project inception:

	(USD in thousands)			Total Costs
	Year Ended December 31,			Since Project
	2015	2016	2017	Inception
Piclidenoson	971	1,946	1,894	23,375
Namodenoson	1,044	1,907	1,827	7,455
CF602	243	1,126	15	1,407

Other projects	1	-	-	1,729
Total gross direct project costs (1)	2,259	4,979	3,736	33,966

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2017, we have incurred research and development expenses of approximately $89.1 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments of each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or projects in order to focus our resources on more promising product candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

●	the number of sites included in the clinical trials;

●	the length of time required to enroll suitable patients;

●	the number of patients that participate in the clinical trials;

●	the duration of patient follow-up;

●	the development stage of the product candidate; and

●	the efficacy and safety profile of the product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, finance, legal, business development, investor relations, information technology and human resources. Other significant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash and cash equivalents; bank fees and other transactional costs; expense or income resulting from fluctuations of the NIS and other currencies, in which a portion of our assets and liabilities are denominated, against the U.S. dollar (our functional currency).

Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this Annual Report. The preparation of financial statements in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates and could have a material adverse effect on our reported results.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Functional and Presentation Currency

From our inception through January 1, 2018, our functional and presentation currency was the New Israeli Shekel, or NIS. Management conducted a review of our functional currency and decided to change our functional and presentation currency to the USD from the NIS effective January 1, 2018. These changes were based on an assessment by our management that the USD is the primary currency of the economic environment in which we operate.

In determining the appropriate functional currency to be used, we followed the guidance in International Accounting Standard 21 - The Effects of Changes in Foreign Exchange Rates, or IAS 21, which states that factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered. In this regard, we are incurring and expect to continue to incur a majority of our expenses in USD as a result of our expanded clinical trials including Phase 3 trials. These changes, as well as the fact that the majority of our available funds are in USD, our principal source of financing is the U.S. capital market, and all of our budgeting is conducted solely in U.S. dollars, led to the decision to make the change in functional currency as of January 1, 2018, as indicated above.

At the date of change of functional currency, we also changed the presentation currency of our financial statements included in this Report on Form 6-K to the USD. This change was retrospectively implemented. In accordance with IAS 21, since our presentation currency was different than our functional currency our results and financial position were translated using the following principles: (i) all assets and liabilities were translated using the current exchange rates, (ii) equity accounts were translated using the historical rates, and (iii) income and expenses for each statement of comprehensive income or separate income statement presented were translated at exchange rates at the dates of the transactions.

Principles of Consolidation

Our financial statements reflect the consolidation of the financial statements of companies that we control based on legal control or effective control. We fully consolidate into our financial statements the results of operations of companies that we control. Legal control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the balance sheet date are considered when assessing whether we have legal control. In addition, we consolidate on the basis of effective control even if we do not have voting control. The determination that effective control exists involves significant judgment.

In evaluating the effective control on our investees we consider the following criteria to determine if effective control exists:

●	whether we hold a significant voting interest (but less than half the voting rights);

●	whether there is a wide diversity of public holdings of the remaining shares conferring voting rights;

●	whether in the past we had the majority of the voting power participating in the general meetings of shareholders and, therefore, have in fact had the right to nominate the majority of the board members;

●	the absence of a single entity that holds a significant portion of the investee’s shares;

●	our ability to establish policies and guide operations by appointing the remainder of the investee’s senior management; and

●	whether the minority shareholders have participation rights or other preferential rights, excluding traditional shareholder protective rights.

Entities we control are fully consolidated in our financial statements. All significant intercompany balances and transactions are eliminated in consolidation. Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportionate interest in the comprehensive income (loss) of the subsidiaries and fair value of the net assets or the net identifiable assets upon the acquisition of the subsidiaries.

Revenue Recognition

We generate income from distribution agreements. See “Annual Report Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”. Such income comprises of upfront license fees, milestone payments and potential royalty payments.

We identified four components in the agreements: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

We recognize revenue in accordance with IAS 18, “Revenue” pursuant to which each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting based on whether the deliverable has “stand-alone value” to the customer. The arrangement’s consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable which is based on the Estimated Selling Price.

Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). We estimate these services will spread over a period of 24 quarters.

Revenues from milestone payments:

Contingent payments related to milestones will be recognized immediately upon satisfaction of the milestone and contingent payments related to royalties will be recognized in the period that the related sales have occurred.

Revenues from royalties:

Revenues from royalties will be recognized as they accrue in accordance with the terms of the relevant agreement.

Share-based Compensation

We account for share-based compensation arrangements in accordance with the provisions of IFRS 2. IFRS 2 requires companies to recognize share-based compensation expense for awards of equity instruments based on the grant-date fair value of those awards. The cost is recognized as compensation expense over the vesting period, based upon the grant-date fair value of the equity or liability instruments issued. We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and forfeiture rate, risk-free interest rates, expected dividends and the price of our ordinary shares on the TASE. As our ordinary shares are publicly traded on the TASE, we do not need to estimate the fair value of our ordinary shares. Rather, we use the actual closing market price of our ordinary shares on the date of grant, as reported by the TASE although in the future may use the closing market price of our ADSs on the date of grant, as reported by the NYSE American.

If any of the assumptions used in the binomial option pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards previously granted.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the service are to be satisfied, ending on the date on which the relevant employees or other service providers become fully entitled to the award.

If we modify the conditions on which equity-instruments are granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or other service provider at the modification date.

Liability Related to Certain Warrants

The fair value of the liability for warrants exercisable into shares issued to investors in connection with our financings to date are classified as Level 1 in the fair value hierarchy, and measured at fair value on a recurring basis with changes in the fair values being recognized in our statement of comprehensive loss as financial income or expense.

Fair value for each reporting period was calculated based on the following assumptions:

Our net loss for the year ended December 31, 2017 and 2016 included finance income in the amount of $564,000 and $285,000, respectively, in connection with the above-mentioned warrants.

Recently Issued Accounting Pronouncements

IFRS 9 - Financial Instruments:

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9, Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. Certain securities that are currently measured at fair value through profit and loss will be measured at fair value through other comprehensive income (loss) due to implementation of IFRS 9. In addition, we will measure expected credit loss of the securities that will be measured at fair value through other comprehensive income (loss). IFRS 9 is to be applied for annual periods beginning on January 1, 2018. We do not expect IFRS 9 to have any material impact from the adoption of IFRS 9 on the financial statements.

IFRS 15 - Revenues from contracts with customers:

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2018. IFRS 15 allows an entity to choose to apply a modified retrospective approach. During 2017, we performed an assessment of IFRS 15 impact as described below.

We are in the business developing orally bioavailable small molecule therapeutic products. We received certain milestone and advances from commercialization, distribution and license agreements with strategic partners.

We performed the following preliminary assessment of IFRS 15:

In implementation of IFRS 15, we are considering the following:

(1)	Variable consideration:

Some contracts with customers provide a right of return, trade discounts or volume rebates. Currently, we are recognize revenue from achieving milestones, net of returns and allowances, trade discounts and volume rebates. If revenue cannot be reliably measured, we defer revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, which will be required to be estimated at contract inception.

IFRS 15 requires that the variable consideration be estimated conservatively to prevent over-recognition of revenue.

We continue to assess individual contracts to determine the estimated variable consideration and related constraint. There is no impact of IFRS 15 on the financial statements.

(2)	Upfront and milestone payments:

Since our agreements with strategic partners include upfront and milestone payments that contain a performance obligation that is satisfied over time we currently defer the upfront payments and recognize revenue over time by reference to the stage of completion.

Under IFRS 15, we would continue to recognize revenue for upfront payments over time rather than at a point of time. Upon adoption, the financing component will result in interest expenses which will be included in our consolidated statement of operations to reflect the financial portion cost of the long-term deferred revenue that is related to such services. We identified the existence of a significant financing component resulting from an upfront payment.

(3)	Presentation and disclosure requirements:

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and may significantly expand the disclosures required in Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new.

IFRS 16, Leases:

In January 2016, the IASB issued IFRS 16, Leases. IFRS 16, that replaces IAS 17, Leases, will only imply insignificant changes to the accounting for lessors. For lessees, the accounting will change significantly, as all leases (except short term leases and small asset leases) will be recognized on the balance sheet. Initially, the lease liability and the right-of-use asset is measured at the present value of future lease payments (defined as economically unavoidable payments). The right-of-use asset is subsequently depreciated in a similar way to other assets such as tangible assets, i.e. typically in a straight-line over the lease term. The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, Revenue from Contracts with Customers, is applied concurrently. We are evaluating the possible impact of IFRS 16 but are presently unable to assess its effect, on the financial statements.

Recent Offerings

On September 21, 2015, we sold to certain institutional investors an aggregate of 2,068,966 ADSs in a registered direct offering at $4.35 per ADS resulting in gross proceeds of $9,000,002. In addition, we issued to the investors unregistered warrants to purchase 1,034,483 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $5.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $792,379 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 103,448 ADS on the same terms as the warrants except they have a term of five years.

On October 15, 2015, we sold to certain institutional investors providing for the issuance of an aggregate of 1,109,196 ADSs in a registered direct offering at $4.35 per ADS resulting in gross proceeds of approximately $4,825,000. In addition, we issued to the investors unregistered warrants to purchase 443,678 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $5.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $524,621 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 55,460 ADS on the same terms as the warrants except they have a term of five years.

On January 24, 2017, we sold to certain institutional investors providing for the issuance of an aggregate of 2,500,000 ADSs in a registered direct offering at $2.00 per ADS resulting in gross proceeds of approximately $5,000,000. In addition, we issued to the investors unregistered warrants to purchase 1,250,000 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $360,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 125,000 ADS on the same terms as the warrants except they have a term of five years.

On March 13, 2018, we sold to certain institutional investors providing for the issuance of an aggregate of 3,333,336 ADSs in a registered direct offering at $1.50 per ADS resulting in gross proceeds of approximately $5,000,000. In addition, we issued to the investors unregistered warrants to purchase 2,500,002 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $2.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $350,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 166,667 ADS on the same terms as the warrants except they have a term of five years.

Jumpstart Our Business Startups Act of 2012

We are an emerging growth company within the meaning of the rules under the Securities Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with certain new or revised accounting standards if such standards apply to companies that are not issuers. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by issuers. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

A.	Results of Operations

Comparison of the Year Ended December 31, 2017 to Year Ended December 31, 2016

Revenues

Revenues for the year ended December 31, 2017 were $0.8 million, an increase of $0.6 million, or 378%, compared to $0.2 million for the year ended December 31, 2016. The revenues during 2017 were mainly due to a portion of the $0.2 million or CAD 0.2 million advance payment received in March 2015 under the distribution agreement with Cipher and from the recognition of the millstone payment of $0.5 million and the recognition of a portion of $0.1 million advance payment received in December 2016 under the distribution agreement with CKD.

Research and development expenses

Research and development expenses for the year ended December 31, 2017 were $5.1 million, a decrease of $1 million, or 17%, compared to $6.1 million for the year ended December 31, 2016. Research and developments expenses for the year ended 2017 comprised primarily of expenses associated with the Phase II studies for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The decrease is primarily due to costs associated with CF602 expenses that decreased since the postponement of a planned IND submission for this indication and a decrease in costs associated with the ongoing clinical trial of Namodenoson for treatment in liver cancer. We expect that the research and development expenses will increase through 2018 and beyond.

General and administrative expenses

General and administrative expenses were $2.9 million for the year ended December 31, 2017 an increase of $0.1 million, or 5%, compared to $2.7 million for the year ended December 31, 2016. The minor increase is primarily due to an increase in salary and related expenses. We expect that general and administrative expenses will remain at the same level through 2018.

Financial expenses, net

Financial income, net for the year ended December 31, 2017 aggregated $0.01 million compared to financial income, net of $0.3 million for the same period in 2016. The decrease in financial income, net in the year ended December 31, 2017 was mainly due to issuance expenses recorded in 2017 which were not recorded in 2016, a decrease in net change in fair value of warrants exercisable into shares and a decrease in exchange rate difference expenses.

Comparison of the Year Ended December 31, 2016 to Year Ended December 31, 2015

Revenues

Revenues for the year ended December 31, 2016 were $0.165 million, an increase of $0.003 million, or 1.9%, compared to $0.162 million for the year ended December 31, 2015. The revenues during 2016 were mainly due to the recognition of a portion of the $1.3 million (CAD 1.65 million) advance payment received in March 2015 under the distribution agreement with Cipher and a minor amount due to the recognition of a portion of the $0.5 million advance payment received in December 2016 under the distribution agreement with CKD.

Research and development expenses

Research and development expenses for the year ended December 31, 2016 were $6.1 million, an increase of $2.2 million, or 56.6%, compared to $3.9 million for the year ended December 31, 2015. Research and developments expenses for the year ended 2016 comprised primarily of expenses associated with the Phase II study for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The increase is primarily due to costs associated with preparations of the Piclidenoson Phase III studies in the treatment of rheumatoid arthritis and psoriasis and costs associated with the ongoing clinical trial of Namodenoson for treatment in liver cancer. We expect that the research and development expenses will increase through 2017 and beyond.

General and administrative expenses

General and administrative expenses were $2.733 million for the year ended December 31, 2016 a decrease of $ 0.002 million, or 0.0007%, compared to $2.735 million for the year ended December 31, 2015. We expect that general and administrative expenses will remain at the same level through 2017.

Financial expenses, net

Financial income, net for the year ended December 31, 2016 aggregated $0.3 million compared to financial expense, net of $0.02 million for the same period in 2015. The increase in financial income, net in the year ended December 31, 2016 was mainly due to net change in fair value warrants exercisable into shares.

B.	Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. At December 31, 2017, we had approximately $3.5 million in cash and cash equivalents, and have invested most of our available cash funds in ongoing cash accounts. In January 2018, we received approximately $2.2 million from Gebro as upfront and milestone payments for entering into a distribution and supply agreement with Gebro and in March 2018, we raised $5 million in a registered direct offering.

We may be able to use U.S. taxes withheld as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be entitled to a refund of such withholding tax from the U.S. government but there can be no assurance that we will be entitled to such a refund. For information regarding the revenues and expenses associated with our licensing agreements, see “Annual Report Item 4. Information on the Company—Business Overview—Out-Licensing and Distribution Agreements”, “Annual Report Item 4. Information on the Company—Business Overview—In-Licensing Agreements” and “Annual Report Item 5. Operating and Financial Review and Prospects—Revenues.”

Net cash used in operating activities was $9.0 million for the year ended December 31, 2017, compared with net cash used in operating activities of $8.7 million and $4.8 million for the years ended December 31, 2016 and 2015, respectively. The $0.3 million increase in the net cash used in operating activities during 2017, compared to 2016, was primarily the result of a gain from sale of investment in previously consolidated subsidiaries, increase in account receivables, prepaid expenses and lease deposit, increase in other accounts payable, and a decrease in trade payables. The $3.9 million increase in the net cash used in operating activities during 2016, compared to 2015, was primarily the result of an increase in clinical trials and increase in prepaid expenses for clinical trials supply.

Net cash used in investing activities for the year ended December 31, 2017 was $0.03 million compared to net cash used in investing activities of $0.01 million for the year ended December 31, 2016 and net cash used in investing activities of $0.04 million for the year ended December 31, 2015. The changes in cash flows from investing activities are immaterial.

Net cash provided by financing activities for the year ended December 31, 2017 was $4.5 million, compared to no net cash provided by financing activities for the year ended December 31, 2016 and $12.5 million for the year ended December 31, 2015. The $4.5 million increase in the net cash provided by financing activities during 2017, compared to 2016, was primarily due to issuance of shares and warrants, net of issuance expenses. The $12.5 million decrease in the net cash provided by financing activities during 2016, compared to 2015, was due to no issuance of shares and warrants during 2016.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of August 7, 2018, will be sufficient to fund our projected cash requirements at least through the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our license agreements, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

C.	Research and Development, Patents and Licenses, Etc.

For information concerning our research and development policies and a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, see “Annual Report Item 5. Operating and Financial Review and Prospects—Operating Results.”

D.	Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections of this Operating and Financial Review and Prospects.

E.	Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Contractual Obligations.

The following table summarizes our significant contractual obligations in USD at December 31, 2017:

	Total	Less than 1 year	1 – 3 years	3-5 years	More than 5 years
Contractual Obligations

NIH milestones(1)	425,000	425,000	-	-	-
Leiden University milestones(2)	96,000	12,000	84,000	-	-
Car lease obligations	37,500	28,500	9,000	-	-

Total	558,500	465,500	93,000	-	-

(1)	Includes $425,000 in milestone payments.
(2)	Includes a €10,000 annual royalty and €50,000 upon the initiation of a Phase I study. We will update our milestone payment obligations upon releasing the Phase I data from such study. As such, the obligations above do not include a potential milestone payment of €100,000 upon the initiation of a Phase II study, €200,000 upon the initiation of a Phase III study or €500,000 upon marketing approval by any regulatory authority.